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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.  Investment Company Act File Number:              Date examination completed:
    811-21145                                                 September 30, 2010

2.  State Identification Number:

AL           AK           AZ           AR           CA           CO
CT           DE           DC           FL           GA           HI
ID           IL           IN           IA           KS           KY
LA           ME           MD           MA           MI           MN
MS           MO           MT           NE           NV           NH
NJ           NM           NY           NC           ND           OH
OK           OR           PA           RI           SC           SD
TN           TX           UT           VT           VA           WA
WV           WI           WY           PUERTO RICO

Other (specify): [ ]

3. Exact name of investment company as specified in registration statement: SPDR Index Shares Funds

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment  Company
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The SPDR Index Shares Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the funds comprising The SPDR Index Shares Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2010. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2010, and with respect to agreement of security purchases and sales, for the period from March 31, 2010 (the date of our last examination), through September 30, 2010, with the exception of the S&P Global Natural Resources ETF for which an evaluation was performed from September 17, 2010 (the date of initial examination) through September 30, 2010:

  -Confirmation of all securities held by institutions in book entry form, at an omnibus level for the Custodian, at the Depository Trust Company and International Depositories as of September 30, 2010, and the application of alternative procedures where confirmations were not received;

  -Confirmation of all securities out for transfer with brokers, pledgees and/or transfer agents as of September 30, 2010;

  -Reconciliation of all such securities to the books and records of the Trust and the Custodian as of September 30, 2010;

  -Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and International Depositories and the books and records of the Custodian; and

  -Agreement of a sample of security purchases and security sales during the period March 31, 2010 to September 30, 2010 from the books and records of the Trust to subsequent cash activity.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 1, 2011

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   MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                        INVESTMENT COMPANY ACT OF 1940

We, as members of management of The SPDR Index Shares Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2010, and from March 31, 2010 through September 30, 2010, with the exception of the S&P Global Natural Resources ETF for which an evaluation was performed from September 17, 2010 (the date of initial examination) through September 30, 2010.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010, and from March 31, 2010 through September 30, 2010, with the exception of the S&P Global Natural Resources ETF for which an assertion is made from September 17, 2010 through September 30, 2010, with respect to securities reflected in the investment account of the Trust.

THE SPDR INDEX SHARES FUNDS

/s/ Chad Hallett
Treasurer
June 1, 2011